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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                              DIGITAL BRIDGE, INC.
                              --------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                   25383G-10-8
                                   -----------
                                 (CUSIP Number)

                                Dawna J. Cilluffo
                              Digital Bridge, Inc.
                            1860 El Camino Real, #100
                          Burlingame, California 94010
                                 (650) 552-0618
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                January 28, 2000
                                ----------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

--------------------------------                -------------------------------
CUSIP NO.: 25383G-10-8                                 PAGE 2 OF 5 PAGES
--------------------------------                -------------------------------

   1      NAMES OF REPORTING PERSONS              Charles S. Bronitsky


          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

                                                  (a)|_|

                                                  (b)|_|
--------------------------------------------------------------------------------

   3      SEC USE ONLY

--------------------------------------------------------------------------------

   4      SOURCE OF FUNDS (See instructions)      OO

--------------------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(E).                                    |_|

--------------------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION     United States

--------------------------------------------------------------------------------

NUMBER OF SHARES BENE-     7      SOLE VOTING POWER  6,250,000 shares of
FICIALLY OWNED BY EACH                               common stock
REPORTING PERSON WITH:
                         -------------------------------------------------------

                           8      SHARED VOTING POWER              -0-

                         -------------------------------------------------------

                           9      SOLE DISPOSITIVE POWER 6,250,000 shares of
                                                         common stock

                         -------------------------------------------------------

                          10      SHARED DISPOSITIVE POWER      -0-

--------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              6,250,000 shares of common stock (directly owned)

--------------------------------------------------------------------------------

12        CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See instructions).          |_|

--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   22.5% of
                                                               Common Stock

--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON (See instructions)             IN

--------------------------------------------------------------------------------


                               Page 2 of 5 Pages

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                                  SCHEDULE 13D

                           ---------------------------
CUSIP NO.: 25383G-10-8


ITEM 1.  SECURITY AND ISSUER.

This statement relates to the common stock, $.001 par value, of Digital Bridge, Inc., a Nevada corporation ("Digital Bridge" or the "Issuer"). The address of Digital Bridge's principal office is 1860 El Camino Real, #100, Burlingame, California 94010.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)      NAME

         Charles S. Bronitsky

(b)      BUSINESS ADDRESS

         1860 El Camino Real, #100
         Burlingame, California 94010

(c)      PRESENT PRINCIPAL OCCUPATION

         Charles S. Bronitsky is President and CEO of Digital Bridge, Inc.

(d) During the last five years, Charles S. Bronitsky has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Charles S. Bronitsky has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      CITIZENSHIP

         United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Effective January 28, 2000, Digital Bridge, Inc. (not the Issuer) and its shareholders, including Charles S. Bronitsky, entered into a Reorganization and Stock Purchase Agreement with Black Stallion Management, Inc., an SEC registrant under Section 12 of the Securities Exchange Act of 1934. Black Stallion was renamed Digital Bridge, Inc. Under the terms of the agreement, the shareholders agreed to exchange 100% of their common stock of Digital Bridge, Inc. (not the Issuer) for 20 million shares of common stock of Black Stallion. In addition, Black Stallion agreed to effect a post-closing 1.25 to 1 stock split on its authorized, issued and outstanding stock, resulting in 27,750,000 post-closing shares of common stock issued and outstanding and 31,250,000 shares of common stock authorized.

ITEM 4.  PURPOSE OF TRANSACTION.

The Reorganization and Stock Purchase Agreement described in Item 3 and the acquisition by Charles S. Bronitsky of the class of securities identified in
Item 1 were entered into for the purpose of acquiring a majority of the shares of Black Stallion Management, Inc. (the Issuer, now named Digital Bridge, Inc.). Charles S. Bronitsky currently has no plans or proposals that relate to or would result in:

(a) The acquisition by any person of additional securities of Digital Bridge, or the disposition of securities of Digital Bridge;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Digital Bridge or any of its subsidiaries;


                                Page 3 of 5 Pages

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                                  SCHEDULE 13D

                           ---------------------------
CUSIP NO.: 25383G-10-8


(c) A sale or transfer of a material amount of assets of Digital Bridge or any of its subsidiaries;

(d) Any change in the present board of directors or management of Digital Bridge, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of Digital Bridge;

(f) Any other material change in Digital Bridge's business or corporate structure;

(g) Changes in Digital Bridge's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Digital Bridge by any person;

(h) Causing a class of securities of Digital Bridge to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of Digital Bridge becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)      Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)      AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES

         According to the most recently available information, there are 27,750,000 shares of common stock outstanding. Charles S. Bronitsky owns 6,250,000 shares of common stock, or approximately 22.5% of the outstanding shares.

(b)      POWER TO VOTE AND DISPOSE

         Charles S. Bronitsky has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the common stock owned by him.

(c)      TRANSACTIONS WITHIN THE PAST 60 DAYS

         Charles S. Bronitsky has not engaged in any transactions in common stock of Digital Bridge during the past sixty days other than the transaction described in Item 3 and Item 4.

(d)      CERTAIN RIGHTS OF OTHER PERSONS

         Not applicable.

(e)      DATE CEASED TO BE 5% OWNER

         Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.


                               Page 4 of 5 Pages

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                                  SCHEDULE 13D

                           ---------------------------
CUSIP NO.: 25383G-10-8


SIGNATURE
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             April 26, 2000

                                             Date

                                             /s/ Charles S. Bronitsky
                                             ---------------------------------
                                             Signature

                                             Charles S. Bronitsky
                                             ---------------------------------
                                             Name


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